SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2003

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM HOUSE, ASHWELLS ROAD, BRENTWOOD, ESSEX CM15 9ST, ENGLAND

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.) Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TM GROUP HOLDINGS PLC

Date	July 22, 2003	By:	/s/ Russell Cox
Russell Cox
Finance Director

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the Second Quarter ended May 31, 2003 dated July 22, 2003	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

RESULTS (UNAUDITED) OF THE SECOND QUARTER

ENDED 31 MAY 2003

TM Group Holdings PLC today announced results for the second quarter ended 31 May 2003.

Financial highlights (UK GAAP):

	13 weeks ended		26 weeks ended
	31.05.03	25.05.02	31.05.03	25.05.02
	£ millions

Turnover	160.0	168.2	318.4	333.7

PBIT	5.2	5.2	10.6	9.9

EBITDA	7.9	7.8	15.8	15.2

Turnover at £160.0m was slightly lower than the prior year. The Group has revised the presentation of turnover to reflect the commission only on sales of electronic phone top up which has and continues to develop whilst replacing the existing voucher form.

PBIT at £5.2m was in line with last year with operating profit broadly unchanged.

EBITDA at £7.9m was slightly ahead of last year.

TM Retail

Turnover at £160.0m for the 13 weeks to 31 May 2003 was £8.2m lower than prior year. Under the previous classification of E-top up revenues, turnover would have declined £1.4m to £172.2m in the quarter (£1.8m decline to £341.9m for the year to date).

Same store takings before lottery were 1.4% ahead of last year. This measure was stronger in convenience stores at 2.9% ahead and was an improvement over the first quarter of the year overall.

Operating profit for the quarter before group central overheads and profit on asset disposals was £0.1m lower than prior year at £5.5m. PBIT before group overheads at £5.9m was in line with prior year.

The underlying sales performance was stronger in the quarter compared to earlier in the year. Minerals, grocery and phone top-up continued to grow and performance over Mothers Day and Easter seasons was good. Tobacco sales have improved over earlier in the year and whilst they remain in decline in sales terms, total margins were ahead in this category.

Overall trading margins were also ahead of last year with positive contributions from stronger minerals in particular, as well as tobacco products. Convenience store profitability continued to improve, with a small decline in Newsagent and Variety stores.

The weighted average store base was 2% lower than last year in the quarter.

The number of trading stores at the end of the quarter was 1,204 after 6 net closures. Of the closing base, 316 were classified Convenience stores, 129 Variety stores and 759 Newsagents.

Other

Central overheads for the quarter were lower than last year.

Net interest payable at £4.3m was £0.6m lower than last year, as a result of the debt redemptions in 2002.

Sterling strengthened in the quarter to £1 = $1.65 by the quarter end. This gave rise to an exchange gain on retranslation of the bonds that was significantly higher than the compensating net reduction in value of currency hedges.

Cash flow

Cash inflow from operating activities was £4.3m compared to an outflow of £1.9m last year.

Financing cash movements include the purchase of a six month hedge option on $125m at a strike rate of £1 = $1.55.

Net CAPEX for the quarter was in line with last year at £1.7m.

At the quarter end, cash balances net of a small drawing under the company’s working capital facilities stood at £4.9m.

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	13 weeks ended		26 weeks ended
	31.05.03	25.05.02	31.05.03	25.05.02
	(£ thousands)
Sales:
TM Retail	159,987	168,212	318,409	333,683
Operating costs:
TM Retail	(154,448)	(162,541)	(307,944)	(322,921)
Central	(661)	(738)	(1,329)	(1,403)

	(155,109)	(163,279)	(309,273)	(324,324)

Operating profit:
TM Retail	5,539	5,671	10,465	10,762
Central	(661)	(738)	(1,329)	(1,403)

	4,878	4,933	9,136	9,359

Profit/(loss) on asset disposals:
TM Retail	348	238	1,480	584
Central	3	—	3	(18)

	351	238	1,483	566

Profit before interest and taxation:
TM Retail	5,887	5,909	11,945	11,346
Central	(658)	(738)	(1,326)	(1,421)

	5,229	5,171	10,619	9,925

Net interest payable	(4,282)	(4,910)	(8,565)	(9,826)
Exchange movement on re-translation of Senior Notes and Currency Hedge	2,705	319	2,388	571

Net interest payable and similar charges	(1,577)	(4,591)	(6,177)	(9,255)

Profit before taxation	3,652	580	4,442	670
Taxation	(1,300)	(714)	(1,739)	(741)

Profit/(loss) for the period	2,352	(134)	2,703	(71)

All figures are presented under UK GAAP.

The Group has revised the presentation of sales arising from the processing of electronic phone top-up transactions, to reflect only the commission earned on these transactions. This has no impact on operating profit. The comparative figures for sales and operating costs have been adjusted accordingly, resulting in a reduction in sales and operating costs of £5,449,000 for the 13 weeks ended 25 May 2002 and £10,059,000 for the 26 weeks ended 25 May 2002.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	31.05.03	30.11.02
	(£ thousands)
Fixed assets
Tangible fixed assets	49,496	50,826
Intangible fixed assets	6,906	6,718

	56,402	57,544

Current assets
Inventories	31,547	34,378
Debtors	20,959	22,389
Other current assets	417	2,780
Cash at bank and in hand	5,691	21,410

	58,614	80,957

Creditors: amounts falling due within one year
Short-term loan	(760)	—
Trade creditors	(47,370)	(67,216)
Other liabilities	(11,664)	(12,972)

	(59,794)	(80,188)

Net current liabilities	(1,180)	769

Total assets less current liabilities	55,222	58,313

Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(138,995)	(144,470)
Other	(726)	(767)

	(139,721)	(145,237)

Provisions for liabilities and charges	(2,433)	(2,711)

Net liabilities	(86,932)	(89,635)

Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(47,779)	(50,482)
Other reserve	(59,892)	(59,892)

	(86,932)	(89,635)

The dollar liability under the Senior Notes has been translated at $1.6521, being a representative US dollar/UK sterling exchange rate on 31 May 2003.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	13 weeks ended		26 weeks ended
	31.05.03	25.05.02	31.05.03	25.05.02
	(£ thousands)

Net cash inflow/(outflow) from operating activities	4,268	(1,945)	(5,848)	(11,453)

Returns on investments and servicing of finance
Net interest paid	(8,211)	(9,775)	(8,234)	(8,949)

Tax(paid)/ refunded	—	(40)	—	3

Capital expenditure and financial investment
Purchase to acquire tangible fixed assets	(2,388)	(2,031)	(4,695)	(5,633)
Receipts from sale of tangible fixed assets	646	393	2,621	1,235

	(1,742)	(1,638)	(2,074)	(4,398)

Acquisitions and disposals
Purchase of businesses	(307)	(46)	(621)	(189)
Sale of businesses	—	—	1,250	2,458

	(307)	(46)	629	2,269

Management of liquid resources
Decrease in short-term deposits	7,207	13,218	12,825	21,163

Net cash inflow/(outflow) before financing	1,215	(226)	(2,702)	(1,365)

Financing
Redemption of bonds	—	(16)	—	(16)
Repayment of loans	—	—	—	(287)
Movement in short-term debt	760	—	760	—
Purchase of hedging instrument	(952)	—	(952)	—
Repayment of capital element of finance leases	—	—	—	(3)

	(192)	(16)	(192)	(306)

Increase/(decrease) in cash	1,023	(242)	(2,894)	(1,671)

The reconciliation of operating profit to net cash flow from operating activities is as follows:

	13 weeks ended		26 weeks ended
	31.05.03	25.05.02	31.05.03	25.05.02
	(£ thousands)

Operating profit	4,878	4,933	9,136	9,359
Depreciation and amortisation charges	2,622	2,661	5,219	5,248
Movement in provisions	(80)	(44)	(278)	(345)
Decrease in inventories	499	851	2,932	2,480
Decrease/(increase) in debtors	265	(367)	(608)	(1,978)
Decrease in creditors	(3,916)	(9,979)	(22,249)	(26,217)

Net cash inflow/(outflow) from operating activities	4,268	(1,945)	(5,848)	(11,453)

Contact:	Russell Cox
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com